EXHIBIT 99.1

Form 51-102F3

Material Change Report
National Instrument 51-102

ITEM 1	Name and Address of Company

New Gold Inc. (“New Gold” or the “Company”)
Brookfield Place

181 Bay Street, Suite 3320

Toronto, Ontario M5J 2T3

ITEM 2	Date of Material Change

November 2, 2025

ITEM 3	News Release

A joint news release relating to the material change referred to in this report was issued prior to market open on Monday, November 3, 2025 through Cision and filed on the System for Electronic Document Analysis and Retrieval Plus (“SEDAR+”), under New Gold’s issuer profile at www.sedarplus.ca, on November 3, 2025.

ITEM 4	Summary of Material Change

On November 2, 2025, New Gold entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Coeur Mining, Inc. (“Coeur”) and 1561611 B.C. Ltd. (the “Purchaser”), a wholly-owned subsidiary of Coeur, which provides for the acquisition by the Purchaser of all of the issued and outstanding common shares of New Gold (the “New Gold Common Shares”) pursuant to a court-approved plan of arrangement (the “Transaction”). Under the terms of the Transaction, New Gold shareholders will receive 0.4959 shares of common stock of Coeur (each whole share, a “Coeur Share”) for each New Gold Common Share held.

ITEM 5	Full Description of Material Change

All dollar amounts are shown in United States dollars, unless otherwise indicated.

On November 2, 2025, New Gold entered into the Arrangement Agreement, pursuant to which the Purchaser has agreed to acquire all of the New Gold Common Shares, on the terms and subject to the conditions set out in the Arrangement Agreement and subject to satisfaction of certain closing conditions. The Transaction will be effected by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the “Plan of Arrangement”).

Consideration

On the terms and subject to the conditions set forth in the Arrangement Agreement, at the times contemplated in the Plan of Arrangement, the Purchaser will acquire all of the New Gold Common Shares. Each New Gold shareholder (other than in respect of New Gold Common Shares held by Coeur or the Purchaser, and New Gold shareholders who validly exercise dissent rights in connection with the Arrangement) will receive 0.4959 Coeur Shares (the “Exchange Ratio”) in exchange for each New Gold Common Share they hold (such transaction, the “Arrangement”). Upon completion of the Transaction, existing Coeur stockholders and New Gold shareholders will own approximately 62% and 38% of the outstanding common stock of the combined company, respectively.

Each option to purchase New Gold Common Shares (a “New Gold Option”) outstanding immediately prior to the effective time of the Arrangement (the “Effective Time”) shall be fully vested and cancelled in exchange for a cash payment from New Gold in an amount equal to (a) the product of (i) the number of New Gold Common Shares for which such New Gold Options may be exercised; and (ii) the volume weighted average share price of the New Gold Common Shares on the Toronto Stock Exchange (“TSX”) (during continuous trading hours) for the five trading days ending on the third business day prior to the date of closing of the Arrangement (the “Closing Date”), less (b) its exercise price.

All deferred share units of New Gold (“New Gold DSUs”) shall be fully vested in exchange for a cash payment from New Gold, to be calculated in accordance with the terms of the deferred share unit plan of New Gold effective May 6, 2010, as amended (except that the calculation of the amounts payable shall be determined as at the third business day prior to the Closing Date).

All performance share units of New Gold (“New Gold PSUs”) shall be fully vested in exchange for a cash payment from New Gold, to be calculated in accordance with the terms of the long term incentive plan of New Gold effective February 19, 2025 (the “New Gold LTIP”) immediately prior to the Effective Time (except that the calculation of the amounts payable shall be determined as at the third business day prior to the Closing Date), provided that (a) the vesting multiplier applicable to all calculation periods ending on or prior to the third business day prior to the Closing Date for each New Gold PSU shall be determined based on the terms of the New Gold LTIP; and (b) the vesting multiplier applicable to all calculation periods ending after the third business day prior to the Closing Date for each New Gold PSU shall be (i) 100%, in the case of New Gold employees who are employed by Coeur, New Gold or any of their respective subsidiaries following the Effective Time (“Continuing Employees”); or (ii) 150% in the case of New Gold employees whose employment with New Gold or any of its subsidiaries is terminated at or immediately prior to the Effective Time (“Non-Continuing Employees”).

All restricted share units of New Gold (“New Gold RSUs”, and together with the New Gold Options, New Gold DSUs and New Gold PSUs, the “New Gold Equity Awards”) shall be treated as follows: (a) New Gold RSUs held by Non-

Continuing Employees will be fully vested pursuant to, and redeemed for cash in accordance with, the terms of the New Gold LTIP (except that the calculation of the amounts payable shall be determined as at the third business day prior to the Closing Date); and (b) New Gold RSUs held by Continuing Employees shall be (i) amended by multiplying each such New Gold RSU by the Exchange Ratio, and thereafter, the holder thereof shall be entitled to the number of New Gold RSUs equal to the product of such amendment (the “Revised New Gold RSUs”); (ii) upon the vesting of such Revised New Gold RSUs following the Effective Time, each such Revised New Gold RSU shall entitle the holder thereof to receive a payment in cash, in accordance with the terms of the New Gold LTIP, with reference to the trading price of the Coeur Shares rather than the New Gold Common Shares; and (iii) such Revised New Gold RSUs shall remain outstanding and governed by the terms of the New Gold LTIP and any document evidencing the New Gold RSUs (subject to amendments as contemplated in the Arrangement Agreement).

Governance

The Arrangement Agreement provides that, on the terms and subject to the conditions set forth therein, at the Effective Time, two members of the New Gold board of directors will join the Coeur board of directors (the “New Gold Director Nominees”), and at the next annual general meeting of Coeur held to consider the election of directors that occurs following the Effective Time, each of the New Gold Director Nominees shall be nominated by Coeur for election as a director of Coeur.

Conditions to the Arrangement

The closing of the Arrangement is subject to certain conditions, including, among others, (a) the approval of the Arrangement by at least 66⅔% of the votes cast by New Gold shareholders, voting together as a single class, and, to the extent required by Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators (“MI 61-101”), a simple majority of the votes cast by New Gold shareholders, excluding New Gold Common Shares held by persons required to be excluded under MI 61-101 (collectively, the “New Gold Shareholder Approval”), at a meeting of New Gold shareholders (the “New Gold Shareholder Meeting”); (b) the approval of (i) the issuance of Coeur Shares in connection with the Arrangement (the “Coeur Stock Issuance”), and (ii) the amendment of the Coeur certificate of incorporation (the “Coeur Charter”) to increase the number of authorized Coeur Shares (the “Charter Amendment”) (collectively, the “Coeur Stockholder Approval”), in each case by the affirmative vote of Coeur stockholders required by the Coeur Charter and the Delaware General Corporation Law at a meeting of Coeur stockholders (the “Coeur Stockholder Meeting”); (c) the approval of the Arrangement by the Supreme Court of British Columbia on terms consistent with the Arrangement Agreement and otherwise reasonably satisfactory to the parties; (d) the authorization for listing of the Coeur Shares issuable pursuant to the Arrangement Agreement on the NYSE and TSX; (e) the absence of any law or order prohibiting the consummation of the Arrangement; and (f) the receipt of regulatory approvals from the National Antitrust Commission of Mexico (Comisión Nacional Antimonopolio) and under the Competition Act (Canada) and Investment Canada Act (Canada) (collectively, the “Regulatory Approvals”).

The obligation of each party to consummate the Arrangement is also conditioned upon (a) the other party’s representations and warranties being true and correct (generally subject to certain materiality thresholds); (b) the other party having performed in all material respects its obligations under the Arrangement Agreement; and (c) the absence of a material adverse effect in respect of the other party.

Termination Rights

The Arrangement Agreement contains certain termination rights for both Coeur and New Gold, including, among others, (a) mutual consent by Coeur and New Gold; (b) by either Coeur or New Gold if (i) the Arrangement shall not have been consummated on or prior to May 15, 2026 (which date, if the Regulatory Approvals have not been obtained and all other conditions to the closing of the Arrangement have been satisfied or waived on such date, will be automatically extended to August 15, 2026), or (ii) a final non-appealable law has been enacted, made or enforced prohibiting the Arrangement; (c) by either Coeur or New Gold if either the New Gold Shareholder Approval or Coeur Stockholder Approval shall not have been obtained; (d) by a party if the other party breaches any of its representations, warranties or covenants in the Arrangement Agreement in a manner that would cause the corresponding condition to not be satisfied, subject to certain conditions; (e) by a party if the other party’s board of directors changes its recommendation with respect to the Arrangement; (f) by a party if the other party materially breaches its non-solicitation covenants under the Arrangement Agreement; or (g) by a party in order for such party to enter into a definitive agreement with respect to a superior competing business combination transaction (provided that such party has not materially breached the applicable non-solicitation restrictions), subject to payment of a termination fee.

If the Arrangement Agreement is terminated in certain specified circumstances, Coeur or New Gold would be required to pay the other party a termination fee of $413,705,000 and $254,725,000, respectively. In addition, in certain circumstances, the terminating party shall reimburse the other party in respect of the reasonable and documented expenses of such party’s third party representatives incurred in respect of the Arrangement and the Arrangement Agreement up to a maximum amount of $33,965,000.

Other Terms of the Arrangement Agreement

Coeur and New Gold each have made customary representations, warranties and covenants in the Arrangement Agreement for a transaction of this nature, in each case generally subject to customary materiality qualifiers. Among other things, each party has agreed, subject to certain exceptions, (a) to conduct its business in the ordinary course, from the date of the Arrangement Agreement until the earlier of the Effective Time and the termination of the Arrangement Agreement, and not to take certain actions prior to the Effective Time without the prior written consent of the other party; (b) not to solicit alternative business combination transactions; and (c) to convene meetings of its respective shareholders for the purpose of obtaining the Coeur Stockholder Approval or New Gold Shareholder Approval, as applicable, and recommend to its respective shareholders to approve the Coeur Stock Issuance and Charter Amendment or the Arrangement, as applicable.

Voting Agreements

In connection with the execution of the Arrangement Agreement, Coeur has entered into a voting and support agreement (each, a “Coeur Voting Agreement”) with each of the directors and certain senior officers of New Gold, who collectively hold approximately 0.1% of the outstanding New Gold Common Shares, and New Gold has entered into a voting and support agreement (each, a “New Gold Voting Agreement” and together with the Coeur Voting Agreements, the “Voting Agreements”) with each of the directors and certain senior officers of Coeur, who collectively hold approximately 1.5% of the outstanding Coeur Shares. Each Voting Agreement provides that the signatories thereto will, subject to limited exceptions, vote their shares in favour of adopting the Arrangement Agreement and approving the Coeur Stock Issuance and Charter Amendment, as applicable, and against any alternative business combination transaction. Each Voting Agreement terminates upon the earliest to occur of (a) the Effective Time; (b) the date the Arrangement Agreement is terminated in accordance with its terms; and (c) the completion of the Coeur Stockholder Meeting or New Gold Shareholder Meeting, as applicable.

Special Committee Recommendation

The Transaction was reviewed and overseen by a special committee of independent directors of New Gold (the “Special Committee”). The board of directors of New Gold (the “Board”), on the unanimous recommendation of the Special Committee, in consultation with its financial and legal advisors, and following consideration of a number of factors, unanimously determined that the Transaction is fair to New Gold shareholders and is in the best interest of New Gold. The Board has unanimously approved the Transaction and recommends that New Gold shareholders vote in favour of the Transaction at the New Gold Shareholder Meeting.

In connection with their review, determinations and resolutions, the Special Committee and the Board received an opinion from CIBC World Markets Inc. and National Bank Financial Inc., respectively, to the effect that, as of the date thereof, and based upon and subject to the assumptions, limitations and qualifications stated in each such opinion, the consideration to be received by New Gold shareholders is fair, from a financial point of view, to the shareholders of New Gold.

Closing

The Transaction is expected to close in the first half of 2026, subject to receipt of the Regulatory Approvals and court and shareholder approvals, and the satisfaction or waiver of all conditions to closing set out in the Arrangement Agreement. Following the closing of the Transaction, New Gold will apply to have the New Gold Common Shares delisted from the TSX and NYSE American and apply to terminate its reporting issuer status under Canadian securities laws. In connection with the Transaction, Coeur intends to apply to list the Coeur Shares on the TSX.

The foregoing description of the Transaction, the Arrangement Agreement and Voting Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Arrangement Agreement and the Voting Agreements. Copies of the Arrangement Agreement and the forms of Voting Agreements have been publicly filed by New Gold under its issuer profile on SEDAR+ at www.sedarplus.ca. Additional details regarding the terms and conditions of the Transaction, the background to the Transaction and the rationale for the recommendation made by the Special Committee and the Board will be set out in the management information circular to be mailed to the holders of New Gold Common Shares in connection with the New Gold Shareholder Meeting and filed by New Gold under its issuer profile on SEDAR+ at www.sedarplus.ca.

ITEM 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7	Omitted Information

None.

ITEM 8	Executive Officer

For further information, please contact:

New Gold Inc.
Sean Keating, Vice President, General Counsel and Corporate Secretary
(416) 324-6000

ITEM 9	Date of Report

November 12, 2025

Cautionary Note Regarding Forward-looking Information

This material change report contains certain statements that constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the beliefs of the Company regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of New Gold’s control, including, specifically, statements regarding the anticipated benefits of the Arrangement for the Company; anticipated timing of the New Gold Shareholder Meeting and Coeur Stockholder Meeting, including the date of, and mailing of the circular in connection with the New Gold Shareholder Meeting, and of the completion of the Arrangement; the treatment, vesting, redemption and cancellation, as applicable, of the New Gold Equity Awards; the nomination of the New Gold Director Nominees to Coeur’s board of directors; the ability of New Gold to realize any rights upon termination of the Arrangement Agreement, including the payment of a termination fee; receipt and anticipated effects of court and Regulatory Approvals; and the delisting of New Gold Common Shares from applicable stock exchanges. Generally, such forward-looking statements can be identified by the use of forward-looking terminology such as “could”, “intend”, “expect”, “believe”, “will”, “projected”, “planned”, “estimated”, “soon”, “potential”, “anticipate” or variations of such words.

New Gold cautions the reader that such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this material change report, New Gold has made certain assumptions, including the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary Regulatory Approvals and court and shareholder approvals; the ability of the parties to satisfy, in a timely manner, the other conditions for the completion of the Arrangement, and other expectations and assumptions concerning the proposed Arrangement. The anticipated dates indicated may change for a number of reasons, including the necessary Regulatory Approvals, shareholder and court approvals, the necessity to extend the time limits for satisfying the other conditions for the completion of the proposed Arrangement or the ability of the board of directors of New Gold to consider and approve, subject to compliance by New Gold of its obligations under the Arrangement Agreement, a superior proposal for the Company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking financial information and statements are the following: the failure of the parties to obtain the necessary Regulatory Approvals and shareholder and court approvals or to otherwise satisfy the conditions for the completion of the Arrangement; failure of the parties to obtain such approvals or satisfy such conditions in a timely manner; significant transaction costs or unknown liabilities; the ability of the board of directors of New Gold to consider and approve, subject to compliance by the Company with its obligations under the Arrangement Agreement, a superior proposal for the Company; the failure to realize the expected benefits of the Arrangement; the effect of the announcement of the Arrangement on the ability of the Company to retain and hire key personnel and maintain business relationships with customers, suppliers and others with whom they each do business, or on the Company’s operating results; the market price of New Gold Common Shares and business generally; potential legal proceedings relating to the Arrangement and the outcome of any such legal proceeding; the inherent risks, costs and uncertainties associated with business integration and risks of not achieving all or any of the anticipated benefits of the Arrangement, or the risk that the anticipated benefits of the Arrangement may not be fully realized or take longer to realize than expected; the occurrence of any event, change or other circumstances that could give rise to the termination of the Arrangement Agreement and general economic conditions. Failure to obtain the necessary shareholder, regulatory and court approvals, or the failure of the parties to otherwise satisfy the conditions for the completion of the Arrangement or to complete the Arrangement, may result in the Arrangement not being completed on the proposed terms or at all. In addition, if the Arrangement is not completed, and New Gold continues as an independent entity, there are risks that the announcement of the Arrangement and the dedication of resources by New Gold to the completion of the Arrangement could have an impact on its business and strategic relationships, including with future and prospective employees, customers, suppliers and partners, operating results and activities in general, and could have a material adverse effect on its current and future operations, financial condition and prospects.

These risks are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and the Company’s future decisions and actions will depend on management’s assessment of all information at the relevant time.

A more fulsome description of risk factors that may impact business, financial condition and results of operation with respect to New Gold is set out in its annual information form for the year ended December 31, 2024, available on its SEDAR+ issuer profile at www.sedarplus.ca. Although New Gold believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements.

The forward-looking information and forward-looking statements contained in this material change report are made as of the date of this material change report, and the Company does not undertake to update any forward-looking information or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward-looking information and statements attributable to New Gold or persons acting on its behalf are expressly qualified in their entirety by this notice.